March 18, 2013
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System

Mr. Jeffrey W. Long U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Leuthold Funds, Inc. (1940 Act File No. 811-09094)
Certified Shareholder Report on Form N-CSR
Filed December 5, 2012

Dear Mr. Long:

On behalf of our client, Leuthold Funds, Inc. and its series (collectively, the “Funds”), set forth below are the Funds’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Certified Shareholder Report referenced above (the “Report”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Report;

●	Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

March 18, 2013

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Report.

Response:  Where applicable, the Funds will update similar disclosure in the Report to respond to the Staff’s comments.

3.  On the EDGAR system, two series that have been liquidated, the Leuthold Hedged Equity Fund and the Leuthold Global Clean Technology Fund, are identified as active.  Please note them as inactive in the EDGAR system.

Response:  The Funds will update the EDGAR system to mark these funds as inactive.  The Funds note that the liquidated Funds will need to file a Form N-PX to report their proxy voting record.

Certified Shareholder Report

4.  The Expense Example tables contain a footnote that shows the expenses excluding dividends and interest on short positions.  It does not appear that Form N-CSR permits such additional disclosure.  Please delete these footnotes.

Response  When a Fund sells a security short, the Fund borrows the security from a lender and then sells the security in the general market.  A Fund is obligated to pay any interest accrued or dividend declared during the period in which the Fund maintains the short position to the lender from which the Fund borrowed the security and the Fund is obligated to record the payment of the accrued interest or dividend as an expense.  However, dividend expenses are not fees charged to shareholders by a Fund or any Fund service provider but are similar to finance charges incurred by the Fund in borrowing transactions.  Since these expenses function differently from other expenses, the Funds believe this additional disclosure is material disclosure that is helpful to investors.

The Funds note that Form N-1A, which is the Form that contains the Expense Example disclosure requirement, expressly provides that other information may be provided “so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  As noted above, the Funds believe the additional disclosure related to dividends and interest on short positions is material disclosure that is helpful to investors, and the Funds believe that by including such disclosure as a footnote the additional disclosure does not obscure or impede the primary Expense Example disclosure.

5.  In reviewing the Statement of Assets and Liabilities, the Staff noted that there was no payable for Director Fees listed.  To the extent that the Funds had a payable to the Directors, the Staff would expect the Funds to disclose this payable in effort to comply with Regulation S-X Rule 6-04.

Response:  All Director Fees for the fiscal year were paid prior to the end of the period and therefore the Statement of Assets and Liabilities correctly stated no payable.  To the extent that the Funds have a payable to the Directors in a future reporting period, the payable will be listed on the Statement of Assets and Liabilities in shareholder reports.

March 18, 2013

6.  With regard to the Funds' disclosure related to the accounting standards that establish a definition of fair value and set out a hierarchy ("levels") for measuring fair value, we note that more detail needs to be provided for common stocks when common stocks are valued at multiple levels.  In these circumstances, the common stocks should be broken down by industry, following the industry categories used in the Schedule of Investments.

Response:  In future filings, the Funds will revise the disclosure as requested.

Fidelity Bond Filing

7.  With regard to the fidelity bond filing, we note that the Funds are required to include in such filing a statement showing the amount of the single insured bond which the Funds would have provided and maintained had they not been named as insureds under a joint insured bond.

Response  In future filings, the Funds will include this disclosure, if applicable.  Currently, only the series of Leuthold Funds, Inc. are covered by the bond.  The Funds are aware that in applying this provision the SEC Staff has generally taken the position that separate series should be treated as separate investment companies.  However, the SEC Staff has indicated that it will not object to the practice of aggregating the assets of separate series within a single registered investment company in calculating the level of fidelity bond coverage, which the Funds have done.  See Letter to Paul Schott Stevens, General Counsel, ICI, from Jack W. Murphy, Associate Director, SEC Division of Investment Management (April 12, 1995).  In these circumstances, the Funds believe that the statement referenced above does not apply.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	Roger Peters (w/ enclosures)
Leuthold Funds, Inc.